Exhibit 8.2

September 27, 2011

Board of Directors
FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043

Re:           Washington State Income Tax Opinion Relating to the Proposed Conversion of 1st Security Bank of Washington from a State-Chartered Mutual Savings Bank to a State-Chartered Stock Savings Bank

Ladies and Gentlemen:

In accordance with your request, set forth herein is the opinion of this firm relating to certain Washington State tax consequences of (a) the proposed conversion of 1st Security Bank of Washington (the “Bank”) from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank (the “Converted Bank”) and (b) the concurrent acquisition of one-hundred percent (100%) of the outstanding capital stock of the Converted Bank by a holding company to be formed at the direction of the Board of Directors of the Bank, to be known as FS Bancorp, Inc., a Washington corporation (the “Company”), with such transaction being referred to herein as the “Stock Conversion.”  The Stock Conversion is being implemented pursuant to a Plan of Conversion adopted by the Bank’s Board of Directors on July 10, 2008 (the “Plan”).

Our opinion is based on the assumption that the Stock Conversion is implemented in accordance with the terms of the Plan and all conditions precedent contained in the Plan shall be performed or waived prior to the consummation of the Stock Conversion.

The State of Washington does not impose a per se corporate income tax.  See American Nat’l Can Corp. v. State of Washington, Dept. of Revenue, 114 Wash.2d 236, 242, 787 P.2d 545, 548 (1990).  Rather, Washington State derives revenues from other sources, including an ad valorem property tax, sales and use taxes and a business and occupation (“B & O”) tax.

Washington State taxes the value of real property and certain tangible personal property pursuant to an ad valorem property tax.  Expressly exempted from ad valorem property taxation is intangible personal property, including stocks and shares of private corporations.  RCW § 84.36.070(1).

Sales of tangible personal property and certain services are subject to the Washington State retail sales tax.  A use tax complements the retail sales tax by imposing a tax of a like amount on the use of tangible personal property purchased or acquired without payment of retail sales tax.  WAC § 458-20-146 (2011).  In a regulation governing business reorganizations, the Washington State Department of Revenue takes the position that a transfer of capital to a corporation in exchange for stock in such corporation is exempt from the retail sales and use taxes.  WAC § 458-20-106 (2011).

September 27, 2011

Washington State’s B & O tax is “levied and collected from every person that has a substantial nexus with this state for the act or privilege of engaging in business activities.”  RCW § 82.04.220.  This tax is measured by the application of stated rates (varying based on the nature of the business activity) against the gross receipts of the business.  Id.  Banks are generally subject to the B & O tax.  WAC § 458-20-146.  However, in a regulation governing business reorganizations, the Washington State Department of Revenue takes the position that “casual or isolated sales,” which are defined as “sales made by a person who is not engaged in the business of selling the type of property involved” are exempt from the B & O Tax.  WAC § 458-20-106 (2011).   Because the Converted Bank and the Company are not in the business of selling their own stock, and the Stock Conversion is within the scope of the reorganization transactions covered under WAC § 458-20-106 (2011), we are of the opinion that the issuance of shares of stock in exchange for capital contributions fits within this definition, and is, therefore, a casual or isolated sale exempt from B & O tax.

Based upon the foregoing, we are of the opinion that, as of the date hereof, under the laws of the State of Washington, no adverse income tax consequences will be incurred by the Bank or the Company as a result of the Stock Conversion.

Various issues concerning the federal income tax effects of the Stock Conversion are addressed in the opinion of Silver, Freedman & Taff, L.L.P. separately provided to you, and we express no opinion with respect to the matters addressed in that opinion.

Our opinion is limited to the matters set forth in this letter, and we express no opinion other than the Washington State income tax consequences that might result from the implementation of the Stock Conversion as expressly set forth in this letter.  We express no opinion whatsoever concerning federal law or the laws of any state other than the State of Washington in effect as of the date of this letter.

We assume no obligation to advise you of any event that may hereafter be brought to our attention after the date of this letter that may affect any statement made in this letter.  However, it should be noted that the Washington State Department of Revenue frequently engages in rulemaking activity with regard to property tax, sales and use tax and B & O tax, which may affect our opinion.  While we have reviewed the Washington State Department of Revenue’s rulemaking calendar, and there are no currently scheduled rulemaking hearings, meetings or comment periods with regard to the effect of these state taxes on financial institutions or stock offerings, the Washington State Department of Revenue does occasionally issue emergency rules.

September 27, 2011

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to Harlowe & Falk LLP under the heading “Legal and Tax Opinions” in the Prospectus contained in the Registration Statement.  In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Michael A. Raskasky

HARLOWE & FALK LLP